

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2012

<u>Via E-mail</u>
Mr. Stephan Solcher
Chief Financial Officer
BMC Software, Inc.
2101 City West Boulevard
Houston, Texas 77042-2827

   Re: BMC Software, Inc.
     Form 10-K for the Fiscal Year Ended March 31, 2012
     Filed May 10, 2012
     File No. 001-16393

Dear Solcher:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Kathleen Collins

       Kathleen Collins
       Accounting Branch Chief